UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 11-K
(MARK ONE)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to               .
Commission File No. 1-13071
The Hanover Companies Retirement Savings Plan
(Full title of the plan)
Hanover Compressor Company
12001 North Houston Rosslyn, Houston, Texas 77086
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information
Item 4. Financial Statements and Supplemental Schedules for the Plan
The Hanover Companies Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan’s financial statements and supplemental schedules have been examined by an Independent Registered Public Accounting Firm and their report is included herein beginning on page F-3.
Exhibits

Exhibit Number	Description
23.1	Consent of Melton & Melton, L.L.P.

23.2	Consent of PricewaterhouseCoopers LLP

2

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for The Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

The Hanover Companies Retirement Savings Plan

Date: June 27, 2006

By:	/s/ ANITA H. COLGLAZIER Anita H. Colglazier
Vice President, Controller

3

The Hanover Companies
Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

The Hanover Companies Retirement Savings Plan
Index
December 31, 2005 and 2004

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
Consent of Melton & Melton, L.L.P.
Consent of PricewaterhouseCoopers LLP

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of The Hanover Companies Retirement Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Melton & Melton, L.L.P.
Houston, Texas
June 21, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Hanover Companies Retirement Savings Plan (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
June 27, 2005

The Hanover Companies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments
Investments at fair value	$84,576,663	$79,518,971
Participant loans, at cost	2,548,147	2,352,975

Total investments	87,124,810	81,871,946
Receivables
Employer contribution	542,223	534,354
Participant contribution and catch-up	242,495	—
Participant Loan	36,668	—
ERISA and Securities Settlement Fund	1,370,010	—

Total assets	$89,316,206	$82,406,300

Liabilities
Corrective distributions payable	$160,876	$1,033,177

Net assets available for benefits	$89,155,330	$81,373,123

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$1,376,190
Net appreciation in fair value of common collective trusts	465,923
Net appreciation in fair value of Hanover Compressor Company common stock	124,022
Net appreciation in fair value of other common stock	1,332,098
Dividend income	2,833,602
Interest income	124,659

Total investment income	6,256,494

Gain on ERISA and Securities Settlement	1,731,710

Contributions
Employer contributions	2,282,818
Participant contributions	6,358,079
Participant rollover contributions	159,054

Total contributions	8,799,951

Total additions to net assets	16,788,155

Deductions from net assets attributed to
Benefits paid	8,628,118
Corrective distributions payable	160,876
Administrative expenses	216,954

Total deductions from net assets	9,005,948

Net increase in net assets available for benefits	7,782,207

Net assets available for benefits
Beginning of year	81,373,123

End of year	$89,155,330

The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

The Hanover Companies Retirement Savings Plan (the “Plan”) was adopted effective January 1, 1994, by Hanover Compressor Company (“Hanover”) and replaced Hanover’s former plan, The Hanover Energy Employee’s Savings Plan. On December 29, 1999, the sponsor of the Plan became Hanover Compression Limited Partnership (the “Company” or the “Plan Sponsor”), an indirect wholly owned subsidiary of Hanover.

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and of its participating affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of l974 (“ERISA”).

Participation

An employee of the Company or one of its participating affiliates is generally eligible to become a participant in the Plan on the first day of the month upon attainment of eighteen years of age and six months of service with the Company. Participants may elect to discontinue participation in the Plan at any time.

Contributions

Participants may contribute on a pretax basis up to 25% of their compensation, as defined in the plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. Participant contributions may not exceed the maximum statutory limit, which was $14,000 for the plan year ended December 31, 2005, except that participants age 50 or older during the plan year may elect to make an additional contribution which could not exceed $4,000 during the year ended December 31, 2005. Participants may change their contribution percentage at any time during the plan year.

Company matching contributions, which are discretionary and subject to change at the election of the Company at any time, are determined based on each participant’s eligible compensation (as defined in the plan document) and contributed to the Plan in cash and invested in each individual participant’s account in accordance with their investment allocation elections on a quarterly basis. For the year ended December 31, 2005, Company matching contributions were made to each participant’s account at a rate of 50% of each participant’s contributions up to 6% of eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Vesting
The Plan provides for participant vesting in Company matching contributions, including reallocated forfeitures, and actual earnings thereon at the rate of 20% each year of employment with the Company and are 100% vested after five years of credited service subject to certain limitations defined in the plan document. Participants become 100% vested in Company matching contributions upon death, disability or attainment of normal retirement age. Effective January 1, 2005, if there is a corporate change, as defined in the Hanover Compressor Company 2003 Stock Incentive Plan, all unvested balances under the Plan would become fully vested.
Forfeitures
Effective April 1, 2005, forfeited nonvested Company contributions are used to reduce future Company contributions. As of December 31, 2005, there was $229,618 of forfeited nonvested accounts which will be used to reduce future Company contributions.
Prior to April 1, 2005, forfeited nonvested Company contributions were allocated to plan participants as an additional Company matching contribution on a pro-rata basis based on each plan participant’s total matchable contributions for the plan year. Plan participants were required to be employed by the Company at the end of the plan year in order to receive their share of the forfeiture allocation. For the year ended December 31, 2005, there was $102,482 of forfeited nonvested amounts allocated to plan participants. As of December 31, 2005 and 2004, there were $151,995 and $229,882, respectively of forfeited nonvested accounts which had not yet been allocated to plan participants.
Investment Options
Participants are able to invest their contributions in various investment options offered by the Plan including mutual funds, common collective trusts and Hanover common stock. These investment options are determined by the Benefits Plans Committee under consultation with Citigroup Smith Barney. In addition, participants may establish individual brokerage accounts under the Plan to invest their contributions in specific stocks, bonds and other securities, subject to certain limitations. Participants may change their investment elections at any time.
Payment of Benefits
A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59-1/2. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the plan document and are limited to one withdrawal per participant per plan year.
With the exception of Hanover common stock, all distributions from the Plan are made in a lump-sum cash payment. Participants may elect to receive a distribution of Hanover common stock in shares of Hanover common stock rather than cash. A distribution may be made to terminated participants with vested balances less than or equal to $1,000.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the value of the participant’s vested account balance in the Plan. Loans are secured by one-half of the vested balance in the participant’s account and bear interest at a rate determined by the plan administrator in accordance with the terms of the plan document. As of December 31, 2005 and 2004, the interest rate on outstanding loans ranged from 5.0% to 11.5%. Loan repayments are

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
made through payroll deductions and interest paid on loans is credited to the applicable participant’s account. Participant loans are generally repaid over a period not to exceed five years.

Administration

The Plan is sponsored by the Company and certain officers and employees of the Company serve as the plan administrator. The plan administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent registered public accounting firm and other such specialists as are deemed necessary for operation of the Plan. AMVESCAP National Trust Company (“ANTC”) is the trustee of the Plan and AMVESCAP Retirement Inc. (“ARI”) was the Plan’s recordkeeper until Merrill Lynch acquired ARI in 2005 and ARI became part of The Princeton Retirement Group, Inc. (“PRG”), a subsidiary of Merrill Lynch.

Expenses of the Plan

Expenses associated with sponsoring and maintaining the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005, represent the sum of charges to individual participant accounts for participant specific transactions and certain administrative expenses of the Plan which are allocated to participant accounts on a per capita basis in accordance with the plan document.

2.	Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the Plan’s significant accounting policies:

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

The Plan’s investments in mutual funds, participant directed brokerage account and common stocks are stated at fair value based on period ending quoted market prices. Common collective trusts are stated at fair value of the applicable trusts’ underlying net assets. Participant loans are valued at cost, which approximates fair value.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Investment Income Recognition

The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Certain of the Plan’s investments pay investment advisory fees and/or 12b-l fees and administrative expenses. These fees are reflected in the valuation of these investments.

3.	Concentrations of Credit and Market Risk

Certain investments, including the common stock of Hanover, potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the control of the Plan have a direct impact on the market value and/or credit risk of the Plan’s investments. It is reasonably possible that changes in the economic environment will occur in the near term and that such changes will have a material effect on the market value of the Plan’s investments, or credit risk relating to such investments and therefore could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	Investments

Plan investments as of December 31, 2005 and 2004, that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	2005	2004
Common stock
* Hanover Compressor Company	$9,314,919	$9,120,511
Common/collective trusts
INVESCO Core Fixed Income	5,856,527	5,356,943
INVESCO Stable Value	18,570,025	18,860,518
Mutual funds
Van Kampen Equity Income Fund	10,898,195	—
American Growth Fund of America	8,800,999	7,006,408
Hotchkis & Wiley Large Cap Value Fund	6,735,189	—
AIM Balanced Fund — A Shares	—	12,525,476
AIM Basic Value Fund — A Shares	—	7,403,096

*	Includes $409,190 and $409,770 for 2005 and 2004, respectively, of Hanover Compressor Company common stock included in the participant directed brokerage account.
On October 3, 2005, the AIM Balanced Fund and AIM Basic Value Fund were eliminated from the investment options offered by the Plan. On October 3, 2005, any balances in the eliminated funds were transferred into the Van Kampen Equity Income Fund and the Hotchkis & Wiley Large Cap Value Fund, respectively.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan’s termination.

6.	Tax Status

The Internal Revenue Service has determined and informed ARI by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by ANTC. ANTC is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

The Plan also provides for investment in shares of Hanover common stock. As the Company is an indirect wholly owned subsidiary of Hanover, these transactions qualify as party-in-interest transactions under ERISA. Additionally, participant loans also qualify as party-in-interest transactions under ERISA. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

8.	Legal Proceedings

Hanover and certain of its past and present officers and directors were named as defendants in a consolidated federal court action that included a putative securities class action, arising under the Employee Retirement Income Security Act (“ERISA”) and shareholder derivative actions. The litigation related principally to the matters involved in the transactions underlying the restatements of Hanover’s financial statements in 2002. The plaintiffs alleged, among other things, that Hanover and the other defendants acted unlawfully and fraudulently in connection with those transactions and Hanover’s original disclosures related to those transactions and thereby violated the antifraud provisions of the federal securities laws and the other defendants’ fiduciary duties to Hanover.

On October 23, 2003, Hanover entered into a Stipulation of Settlement, which settled claims underlying the putative securities class action, the putative ERISA class action and the shareholder derivative actions described above. The terms of the settlement provided for Hanover to: (1) make a cash payment of approximately $30,000,000 (of which $26,700,000 was funded by payments from Hanover’s directors and officers insurance carriers), (2) issue 2,500,000 shares of its common stock, and (3) issue a contingent note with a principal amount of approximately $6,700,000. In April 2004, Hanover issued the $6,700,000 contingent note related to the securities settlement. The note was payable, together with accrued interest, on March 31, 2007, but was extinguished (with no money owing under it) during the third quarter of 2004 under the terms of the note since Hanover’s common stock traded above the average price of $12.25 per share for 15 consecutive trading days. In addition, upon the occurrence of a change of control that involves Hanover, if a change of control or shareholder approval of a change of control occurred before February 9, 2005, which is twelve months after final court approval of the settlement, Hanover would have been obligated to contribute an additional $3,000,000 to the settlement fund. As part of the settlement, Hanover agreed to implement corporate governance enhancements, including allowing shareholders owning more than 1% but less than 10% of

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
its outstanding common stock to participate in the process to appoint two independent directors to its board of directors (pursuant to which on February 4, 2004, Hanover appointed Margaret K. Dorman and Stephen M. Pazuk to Hanover’s board of directors) and made certain changes to its code of conduct.
GKH Investments, L.P. and GKH Private Limited (collectively “GKH”) which as of December 31, 2003, together owned approximately 10%, of Hanover’s outstanding common stock and which sold shares in Hanover’s March 2001 secondary offering of common stock, are parties to the settlement and have agreed to settle claims against them that arise out of that offering as well as other potential securities, ERISA, and derivative claims. The terms of the settlement provide for GKH to transfer 2,500,000 shares of Hanover common stock from their holdings or from other sources to the settlement fund.
On October 24, 2003, the parties moved to the United States District Court for the Southern District of Texas for preliminary approval of the proposed settlement and sought permission to provide notice to the potentially affected persons and to set a date for a final hearing to approve the proposed settlement. On December 5, 2003, the court held a hearing and granted the parties’ motion for preliminary approval of the proposed settlement and, among other things, ordered that notice be provided to appropriate persons and set the date for the final hearing. The final hearing was held on February 6, 2004 and no objections to the settlement or requests to be excluded from the terms of the settlement had been received prior to the deadline set by the court.
On February 9, 2004, the United States District Court for the Southern District of Texas entered three Orders and Final Judgments, approving the settlement on the terms agreed upon in the Stipulation of Settlement with respect to all of the claims described above. The court also entered an Order and Final Judgment approving the plans of allocation with respect to each action, as well as an Order and Final Judgment approving the schedule of attorneys’ fees for counsel for the settling plaintiffs. The time in which these Orders and Final Judgments may be appealed expired on March 10, 2004, without any appeal being lodged. In addition, on March 16, 2004, the Delaware Court of Chancery dismissed the derivative action filed in that court. The settlement has therefore become final and has been implemented according to its terms. In March 2004, Hanover issued and delivered to the escrow agent for the settlement fund 2.5 million shares of Hanover common stock of which 19,994 shares went to Plan participants, as required by the settlement. The settlement fund shares were distributed in August 2005.
In connection with the settlement of the putative ERISA class actions and the putative securities class action, settlement funds were established for the benefit of class members (the ERISA Settlement Fund and the Securities Settlement Fund, respectively). Participants in the Plan may be entitled to a distribution of a portion of one or both of these Funds.
If a participant in the Plan experienced a decline in dollar value of Hanover common stock held in such participant’s Plan account during the class period (a “loss”), in connection with their holdings of and transactions in Hanover Common Stock in the Plan, they may be an ERISA class member and thus eligible to participate in the distribution of the ERISA Settlement Fund. The value of the ERISA Settlement Fund at the time the Stipulation of Settlement was executed was $1,775,000 in cash, which Hanover deposited into an interest-bearing account. After deducting a portion of the ERISA Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the ERISA Settlement Fund and the settlement of the ERISA actions, the remainder of the ERISA Settlement Fund will be distributed to ERISA class members as allowed by the plan of allocation approved by the court. An ERISA class member will receive a distribution from the ERISA Settlement Fund based on the plan of allocation approved by the court and on the number and amount of other claims made against the ERISA Settlement Fund, after all permitted deductions have been taken.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
In addition to being members of the ERISA class, Plan participants may also be members of the securities class, and thus may be entitled to participate in the distribution of the Securities Settlement Fund. If a Plan participant had a net loss after all profits from transactions in Hanover securities during the class period are subtracted from all losses, then they are eligible to receive a distribution from the Securities Settlement Fund. The value of the Securities Settlement Fund at the time the Stipulation of Settlement was executed was more than $80,000,000 consisting of cash, Hanover Common Stock, and a note with a face amount of approximately $6,700,000. However, the note was subsequently extinguished pursuant to its terms. After deducting a portion of the Securities Settlement Fund to pay certain taxes, fees, and expenses associated with the maintenance of the Fund and the settlement of the securities actions, the balance will be distributed to the securities class members according to the plan of allocation approved by the court and the amount of other claims made against the Securities Settlement Fund.

The Plan participants received 19,994 shares of Hanover common stock and $84,583 from the Securities Settlement and ERISA Fund in August and November 2005, respectively. The final settlement amount of $1,370,010 was distributed to the Plan participants in February 2006. Included in this amount are funds that were distributed to terminated employees that are no longer actively participating in the Plan and who may subsequently roll out or cash out their Settlement distributions. This amount was recorded as a receivable at December 31, 2005 in the accompanying statement of net assets available for benefits and a gain from ERISA and Securities Settlement Fund in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2005.

9.	Corrective Distributions Payable

The amount contributed to the Plan from highly compensated employees in excess of the limits permitted under the non-discrimination compliance testing requirements of the Internal Revenue Service was $160,876 and $249,331 in 2005 and 2004, respectively. These amounts are included in corrective distributions payable on the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants on February 24, 2006 and March 14, 2005, respectively.

During 2004, a determination was made that several of the Company’s employees who were participating in the Plan either: 1) were employed by an affiliate that had not adopted the Plan and therefore were not eligible for participation in the plan and/or 2) did not have “compensation” within the meaning of IRC Section 3401(a) or their Section 3401(a) compensation was less than the compensation considered for them by the Plan in operation.

The Plan filed a request with the IRS pursuant to its Voluntary Correction Procedures under the IRS’ EPCRS Program. Upon review of the request, the IRS advised the Plan that it would not permit a retroactive adoption of the Plan by the affiliate and to maintain the qualified status of the Plan, the IRS required that the contributions made by the affiliate’s participants (adjusted for investment gains and losses) be returned to them and that employer matching amounts made on their behalf (again adjusted for investment gains and losses) to be forfeited. The 2004 statement of net assets available for benefits includes approximately $784,000 as corrective distributions payable related to these distributions. In addition, the 2004 statement of net assets available for benefits includes approximately $187,000 of employer matching contributions that were forfeited. The actual distribution of $630,652 was made in September 2005.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Effective April 1, 2005, the Plan was formally adopted by the affiliate on a prospective basis and was amended to provide that “compensation” means “compensation” for IRC Section 415 purposes to avoid the issue raised by the prior reference to Section 3401 (a).

10.	Subsequent Events

Effective January 1, 2006, an employee of the Company or one of its participating affiliates is eligible to participate in the Plan on the first day of the month following the date of hire coinciding with when the employee is eighteen years of age.

In February, 2006, the Company approved the selection of Prudential Retirement to serve as the Plan’s administrator, Trustee and record keeper. The transition to Prudential Retirement is expected to begin in October 2006.

The Hanover Companies Retirement Savings Plan
Employer Identification Number: 75-2344249
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

			(d)		(e)
	(b)	(c)	Historical		Current
(a)	Identity of Issuer	Description of Asset	Cost		Value
*	Hanover Compressor Company	Common stock	*	*	$8,905,729
	American Europacific Growth	Mutual Fund	*	*	2,572,761
	American Growth Fund of America	Mutual Fund	*	*	8,800,999
	Excelsior Value & Restructuring	Mutual Fund	*	*	4,055,603
	Fidelity Advisor Mid Cap	Mutual Fund	*	*	2,953,209
	Fidelity Advisor Small Cap	Mutual Fund	*	*	2,018,358
	Franklin Balance Sheet Investment	Mutual Fund	*	*	2,430,918
	Hotchkis & Wiley Large Cap Value Fund	Mutual Fund	*	*	6,735,189
	SSGA Money Market	Mutual Fund	*	*	903,415
	Van Kampen Equity Income Fund	Mutual Fund	*	*	10,898,195
*	INVESCO 500 Index Trust	Common collective trust	*	*	1,638,254
*	INVESCO Structured Small Cap Value Equity	Common collective trust	*	*	1,718,492
*	INVESCO Core Fixed Income	Common collective trust	*	*	5,856,527
*	INVESCO Stable Value	Common collective trust	*	*	18,570,025
***	Participant Directed Brokerage Account	Common stock and Mutual Fund	*	*	6,518,989
*	Participant Loans	Interest rates ranging from 5.00% to 11. 50% with varying maturity dates		0	2,548,147

					$87,124,810

*	Denotes party in interest as defined by ERISA.

**	All investments are participant directed therefore cost information is not required.

***	Includes $409,190 invested in Hanover Compressor Company common stock, which qualifies as a party-in-interest

The Hanover Companies Retirement Savings Plan
Employer Identification Number: 75-2344249
Plan Number: 001
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005

Participant contributions transferred	Total that constitutes nonexempt
late to plan	prohibited transactions
$16,946	$17,097

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Melton & Melton, L.L.P.

23.2	Consent of PricewaterhouseCoppers LLP